Mail Stop 3561

April 3, 2008

Mr. Randy S. Cieslewicz, Chief Financial Officer
Multimedia Games, Inc.
206 Wild Basin Road, Building B, Fourth Floor
Austin, Texas 78746

> **Re:** **Multimedia Games, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **Filed December 14, 2007**
> **Form 10-Q for the fiscal quarter ended December 31, 2007**
> **Filed February 11, 2008**
> **File No. 001-14551**

Dear Mr. Cieslewicz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief